UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement

Pursuant to Section 14(f-1) of the Securities Exchange Act of 1934

BTHC X, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-52237	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5521 Riviera Drive Coral Gables, FL	33146
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (972) 233-0300

Pierre Galoppi

President

BTHC X, INC.

5521 Riviera Drive

Coral Gables, FL 33146

(972) 233-0300

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

BTHC X, INC.

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

This Information Statement is being mailed to holders of record of common stock, par value $.001 per share of BTHC X, Inc., a Delaware corporation (referred to herein as the “Company,” “we,” “us,” “our,” or “BTHC X”), as of September 22, 2009 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

Background

  On September 18, 2009 BTHC X, Inc. (the “Company” or “we”) entered into a Securities Purchase Agreement, (the “SPA”), with Magellan Alpha Investments, Corp., a Marshall Islands corporation (the “Purchaser”) and Pierre Galoppi, our sole director and officer (“Seller”). Pursuant to the SPA and upon its consummation, the Purchaser will purchase from the Seller an aggregate of 1,576,782 shares of our issued and outstanding common stock that, in the aggregate, constitute 90% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately prior to the consummation of the SPA. The purchase price under the SPA will be $270,000.

In addition, on the date on which the transactions contemplated by the SPA close, the Purchaser will subscribe for an additional 4,087,953 newly issued shares of our common stock, constituting an additional 7% or our issued and outstanding common stock pursuant to a subscription agreement (the “SA”; together with the SPA, sometimes referred to in this Information Statement as the “Agreements”)). The subscription price under the SA will be $60,000. As a result of these transactions, 5,839,933 shares of our common stock will be issued and outstanding. The Purchaser will own an aggregate of 5,664,735 shares, or 97% of the issued and outstanding common stock of the Company upon the consummation of the transactions described above. The funds used by the Purchaser to acquire the common stock were obtained from capital contributions by its stockholder.

In connection with and as a condition to the closing of the transactions contemplated by the Agreements, Seller, our sole director and officer, will submit a resignation letter pursuant to which he resigns from all offices that he held and from his position as director.  At the same time, George Syllantavos will be appointed as our new sole director and sole officer.

The description of the foregoing transactions does not purport to be complete and is qualified in its entirety by the terms of the Agreements , which were filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2009.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Voting Securities of the Company

As of September 18, 2008 (the “Record Date”), there were 1,751,980 shares of our common stock issued and outstanding. Each share entitles the holder to one vote.

Security Ownership of Certain Beneficial Owners and Management

Pre-Consummation of Agreements

The following table sets forth, as of September 18, 2008, certain information regarding the Company’s outstanding common stock beneficially owned by (1) each person (including any group) of more than five percent of our common stock, based solely on Schedule 13D and 13G filings with the Securities and Exchange Commission, and (2) the Company’s directors and officers.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned (1)	Percent of Class
Pierre Galoppi (2)	1,576,782	90.0%

Halter Financial Investments, L.P. (3)	122,378	6.9%
174 FM 1830, Argyle, TX, 76226

___________

* Less than 1%.

(1)	Unless otherwise indicated, ownership represents sole voting and investment power. Unless otherwise indicated, the address of each party above is 5521 Riviera Drive, Coral Cables, FL 33146.

(2)	Prior to the consummation of the transactions contemplated by the Agreements, Mr. Galoppi was our sole officer and director.

(3)

Halter Financial Investments, L.P., is a Texas limited partnership (“HFI”); TPH Capital, L.P. is a limited partner of HFI, and Timothy P. Halter is the sole member of TPH Capital GP, LLC, which is the sole general partner of TPH, L.P.; Bellfield Capital Partners, L.P. is a limited partner of HFI, and David Brigante is the sole member of Bellfield Capital Management, LLC, which is the sole general partner of Bellfield Capital Partners, L.P.; Colhurst Capital, L.P. is a limited partner of HFI, and George Diamond is the sole member of Colhurst Capital GP, LLC, which is the sole general partner of Colhurst Capital, L.P.; Rivergreen Capital, LLC is a limited partner of HFI, and Marat Rosenberg is the sole member.

Post-Consummation of Agreements

The following table sets forth, as of the consummation of the transactions contemplated by the Agreements, certain information regarding the Company’s outstanding common stock beneficially owned by (1) each person (including any group) of more than five percent of our common stock, based solely on Schedule 13D and 13G filings with the Securities and Exchange Commission, and (2) the Company’s directors and officers.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned (1)	Percent of Class

Magellan Alpha Investments, Corp. (2)	5,664,735	97.0%
2 Argyrokastrou Street, Voula16673, Athens, Greece

__________

(1)	Unless otherwise indicated, ownership represents sole voting and investment power.

(2)	Mr. George Syllantavos, the sole officer, director and shareholder of Magellan Alpha Investments, Corp. will also become our sole officer and director at such time.

Change of Control

As described more fully under the caption “Background,” as a result of the transactions contemplated by the Agreements, a change in control of the Company will occur. More specifically, upon consummation, the Purchaser will own an aggregate of 97% of the issued and outstanding voting securities of the Company.

In addition, on May 21, 2009 we entered into a Share Exchange Agreement, (the “Share Exchange Agreement”), with Sur- America Ventures, Inc., a Delaware corporation (“SAV”), and Seller, the shareholder of SAV. Pursuant to the Share Exchange Agreement, on May 21, 2009, the Seller transferred all of the shares of the capital stock of SAV held by them, constituting all of the issued and outstanding stock of SAV, in exchange for 1,576,782 newly issued shares of our common stock that, in the aggregate, constituted 90% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of such exchange. As a result of this transaction, 1,751,980 shares of our common stock are currently issued and outstanding.

Please see “Background”, above and “Directors and Executive Officers”, below, for arrangements or understandings among members of both the former and new control groups and their associates with respect to the appointment of directors and other applicable matters.

Directors and Executive Officers

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as an Officer and Director since
George Syllantavos	45	President, Chief Executive Officer and Director(1)	Officer and Director since October 2009
Pierre Galoppi	49	President, Chief Financial Officer, Secretary and Director(2)	Officer and Director since May 2009
(1)	Mr. Syllantavos will be appointed to the Board of Directors of the Company following consummation of the transactions contemplated by the Agreements .

(2)	Mr. Galloppi will resign from his positions with the Company following consummation of the transactions contemplated by the Agreements.

The following is a brief summary of the background of each director, director nominee and executive officer of our company:

George Syllantavos. Since November 2007, Mr. Syllantavos has served as Chief Financial Officer, Corporate Secretary and Director of Star Bulk Carriers Corp., a company listed on the Nasdaq Global Market (NASDAQ: SBLK) involved in owning and operating a fleet of eight (8) Supramax and four (4) Capesize dry-bulk vessels with a combined carrying capacity of 1.1 million dead weigh tons (dwt). Apart from his finance responsibilities, Mr. Syllanatvos is responsible for investor relations activities and the relationship with SBLK’s institutional shareholding base. From May 2005 till November 2007 he was Chief Financial Officer and Director of Star Maritime Acquisition Corp. a company listed on the American Stock Exchange (AMEX: SEA) that was set-up to acquire a business in the maritime industry; the eventual transaction consisted of the acquisition of the drybulk fleet of a major Taiwanese shipping company. Mr. Syllantavos was instrumental in the effort to raise $189 million from US institutional investors for SEA that led to its IPO and listing on the AMEX in December 2005.  From May 1999 till May 2005, he was President and General Manager of Vortex Ltd., an aviation consulting firm specializing in strategy development, asset management and fleet planning. From January 1998 to April 1999, he served as a financial advisor to Hellenic Telecommunications Organization S.A., where, on behalf of the Chief Executive Officer, he coordinated and led the company's $1.6 billion listing on the New York Stock Exchange (NYSE: OTE). During his OTE tenure he had responsibilities for the strategic planning and implementation of multiple acquisitions of fixed-line telecommunications companies, including the $680 million acquisition of RomTelecom the national fixed-line telecom operator in Romania. Before that, Mr. Syllantavos served as a financial and strategic advisor to both the Greek Ministry of Industry & Energy (from June 1995 to May 1996) and the Greek Ministry of Health (from May 1996 to January 1998), where, in 1997 and 1998, he advised on and assisted in the structuring of the equivalent of a US$700 million bond issuance for the payment of outstanding government debts to the equipment and pharmaceuticals suppliers of the Greek National Healthcare System. Mr. Syllantavos has served as an Investment Committee member to merchant banking firms as well as a transportation management consultant with a focus in the aviation sector. Mr. Syllantavos holds a B.Sc. in Industrial Engineering from Roosevelt University and an MBA in Operations Management, International Finance and Transportation Management from Northwestern University (Kellogg Graduate School of Business).

Pierre Galoppi.  Mr. Galoppi became our Chairman, President, Chief Financial Officer and Secretary on May 21, 2009 and is responsible for overall operations. Mr. Galoppi graduated from Concordia University in Montreal, Canada.  He holds both a Bachelors Degree (BA) in commerce and a Master of Business Administration (MBA). He is is fluent in five languages including English, Spanish, Italian, French and Portuguese.  From 1992-1994, Mr. Galoppi was the founder and managing director of Automated Travel Enterprises.   Additionally, he served as the Chief Operating Officer and Chief Financial Officer of Gulfstream International Airlines from 1994-2000.  In 2001, Mr. Galoppi founded PWG Trading Corporation and served as the president until 2006.  Since then, Mr. Galoppi has worked as the founder and president of 1st PMG Capital Corporation, a company dedicated to providing consulting services in the areas of regional aviation and financial services. Mr. Galoppi also serves as the sole officer and director of Latin America Ventures, Inc.

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

Family Relationships

There are no family relationships among our executive officers and directors.

Director Independence

An independent director is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has determined that none of our directors are independent directors as such term is defined in Rule 10A-3 of the Exchange Act.

Board Meetings and Committees

Our board of directors held no formal meetings during the 12 month period ended August 31, 2009. We do not presently have a policy regarding director attendance at meetings.

Audit, Nominating and Compensation Committees

We are a shell company with no operations or employees, and as such we do not have standing audit, nominating or compensation committees. Our board of directors is responsible for the functions that would otherwise be handled by these committees.

Section 16(a) Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders (the “Reporting Persons”) are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from the Reporting Persons, we believe that all filing requirements applicable to all Reporting Persons were complied with.

Executive Compensation.

We have not paid any compensation for services rendered for the past two completed fiscal years to any of our principal executive officers.

Employment Agreements

We do not have any service contracts with our executive officers or directors, nor do we currently pay them any fees.

Director Compensation

We have not paid any compensation for services rendered for the past two completed fiscal years to any of our directors.

Loans

There are no outstanding loans granted by us to any of our executive officers or directors, nor are there any guarantees provided by us for the benefit of our executive officers or directors.

Legal Proceedings

We are not currently involved in any material legal proceedings.

Copies of Public Filings

We will furnish a copy of our annual report on Form 10-K for the year ended December 31, 2008 and any exhibit referred to therein without charge to any person to whom this information statement is delivered upon written request by first class mail or other equally prompt means.  Any request should be directed to our corporate secretary at 5521 Riviera Drive, Coral Gables, FL 33146.

Reports to security holders

We file reports with the Securities and Exchange Commission. These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC ,including us, which is http://www.sec.gov .

     Until the closing of the transactions contemplated by the Agreements, you may send communications to the board of directors or to individual directors at 5521 Riviera Drive, Coral Cables, FL 33146. Following such consummation, you may send communications to the board of directors or to individual directors at 2 Argyrokastrou Street, Voula16673, Athens, Greece.

By Order of the Board of Directors BTHC X, Inc.

By:	/s/ Pierre Galoppi
Name: Pierre Galoppi Title: President and Secretary